UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          -----------------------------
                          NOTIFICATION OF LATE FILING
                             SEC FILE NUMBER 0-25117

(Check One):|X| Form 10-KSB |_|Form 20-F |_|Form 11-K ||Form 10-QSB ||Form N-SAR



For Period Ended: May 31, 1999

[ ] Transition  Report on Form 10-K
[ ] Transition  Report on Form 20-F
[ ] Transition  Report  on Form  11-K
[ ] Transition  Report  on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________________

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION


Full Name of Registrant
                      NEVADA MANHATTAN GROUP, INCORPORATED
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

                    15260 Ventura Boulevard, Suite 1200
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City, State and Zip Code

                          SHERMAN OAKS, CALIFORNIA 91403
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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     There have been many foreign transactions during this period. Additional time is needed to obtain additional documentation from the Russian Far East to properly asses the transactions and where appropriate to convert Russian Accounting Principles (RAP) to Generally Accepted Accounting Principles
     (GAAP)



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John Deniken                 213                        228-8448
                                  818                        728-9728
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      (Name)                 (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). | | Yes |X| No

          A. Registrant is late in filing financial/pro forma information relating to the 8-K Current Report filed on January 11, 1999 to report the acquisition of certain mining and timber licenses of Chrustalnaya Mining Company in the Russian Far East. To date due to the differences in accounting systems and the strategic nature of the region involved, Registrant has not been able to obtain such information including requisite geological reports.

          B. Registrant is late in filing an 8-K Current report for the July 20, 1999 acquisition of a majority interest in two licenses for Gold and Silver Mine operations in the Russian Far East. Registrant is waiting for translation of the licenses from Russian to English to complete the exhibits required for the filing.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | X | Yes | | No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company anticipates revenues of $40,000,000 for the fiscal year ended May 31, 1999, although the numbers are being finalized, versus $557,691 for the fiscal year ended May 31, 1998.

          The increase in revenues is primarily due to sales and marketing activities in the Russian Far East.

          The Company is continuing to look at certain transactions. Until they can be finalized, it is difficult to estimate the Company's earning for the period.


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

                      NEVADA MANHATTAN GROUP, INCORPORATED
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          August 27, 1999                         /s/ John Deniken
Date ________________________            By_____________________________________
                                                  Chief Executive Officer